SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)

Arbinet-thExchange, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03875P100

(CUSIP Number)

Thai Lee

c/o Software House International, Inc.

2 Riverview Drive

Somerset, NJ 08873

(732) 868-8800

(Name, Address and Telephone Number

of Person Authorized

to Receive Notices and Communications)

With a copy to:

George H. Wang, Esq.

Orrick, Herrington & Sutcliffe LLP

666 Fifth Avenue

New York, New York 10103

(212) 506-5345

     June 7, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 12 Pages)

---------------

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 03875P100	Page 2 of 12 Pages

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person Ms. Thai Lee I.D. No.:
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) [ ]
3	SEC Use Only
4	Source of Funds: Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: None
	8	Shared Voting Power: 1,646,409*
	9	Sole Dispositive Power: None
	10	Shared Dispositive Power: 1,646,409
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,646,409
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11: 6.4%**
14	Type of Reporting Person: IN

___________________________

* An aggregate of 1,646,409 shares of common stock were pledged by Mr. Alex Mashinsky to both Ms. Lee and the Thai Lee 2003 GRAT Agreement A pursuant to those certain pledge agreements described in Item 3 below.

** Based upon 25,740,665 shares of the Issuer's Common stock issued and outstanding as of May 1, 2007.

SCHEDULE 13D

CUSIP NO. 03875P100	Page 3 of 12 Pages

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person Thai Lee 2003 GRAT Agreement A I.D. No.:
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds: Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: None
	8	Shared Voting Power: 1,646,409*
	9	Sole Dispositive Power: None
	10	Shared Dispositive Power: 1,646,409
11	Aggregate Amount Beneficially Owned by Each Reporting Person: None.
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 6.4%**
14	Type of Reporting Person: OO

___________________________

* An aggregate of 1,646,409 shares of common stock were pledged by Mr. Alex Mashinsky to both Ms. Lee and the Thai Lee 2003 GRAT Agreement A pursuant to those certain pledge agreements described in Item 3 below.

** Based upon 25,740,665 shares of the Issuer's Common stock issued and outstanding as of May 1, 2007.

SCHEDULE 13D

CUSIP NO. 03875P100	Page 4 of 12 Pages

Item 1.  Security and Issuer.

This statement (this “Statement”) relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Arbinet-thExchange, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey 08901.

Item 2.  Identity and Background.

(a)          This Statement is filed by Ms. Thai Lee, an individual (“Ms. Lee”), and by the Thai Lee 2003 GRAT Agreement A, a grantor retained annuity trust formed on January 29, 2003 of which Ms. Lee is the trustee with sole authority to make investment decisions (the “Trust” and, together with Ms. Lee, the “Reporting Persons”).

Ms. Lee and the Trust were originally included as reporting persons in that certain Schedule 13D (the “Original Schedule 13D”), filed by Mr. Alex Mashinsky (“Mr. Mashinsky”) and Governing Dynamics Investments, LLC (“Governing Dynamics” and, collectively with Mr. Mashinsky, the “Mashinsky Group”) on March 27, 2006 as amended on December 18, 2006 and on February 9, 2007 solely because the Mashinsky Group believes that the Reporting Persons herein may have been deemed to be members of a group as a result of (a) the loans and pledge arrangements described in Items 3 and 6 below and (b) their right to 50% of any profit which may be realized upon the sale of 1,079,961 shares of Common Stock of the Issuer which were acquired with the proceeds of certain of the loans made by Ms. Lee and the Trust described in Items 3 and 6 below. As a result of Ms. Lee and the Trust declaring a default by Mr. Mashinsky by reason of his failure to pay accrued and unpaid interest due under the promissory notes described in Item 3 below, Ms. Lee and the Trust believe they may be deemed to have the right to acquire within 60 days of the date of such declaration of default beneficial ownership of the shares pledged to them by Mr. Mashinsky. See Item 4.

Ms. Lee and the Trust are filing this Schedule 13D for the purpose of (x) disclosing their beneficial ownership in the pledged securities resulting from Mr. Mashinsky’s default, and (y) terminating the joint filings made in the Original 13D and setting forth that Ms. Lee and the Trust no longer deem themselves members of the Mashinsky Group under the Original 13D.

(b)  The business address of each Reporting Person is c/o Software House International, 2 Riverview Drive, Somerset, New Jersey 08873.

(c)  The present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of Ms. Lee is President of Software House International, a global procurement outsourcing company and leading business-to-business solution provider.

(d)  Its address is set forth in response to Item 2(b).

(e)  Item 2(c) is not applicable with respect to the Trust.

SCHEDULE 13D

CUSIP NO. 03875P100	Page 5 of 12 Pages

(f)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(g)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds.

As reported by Mr. Mashinsky in the Original Schedule 13D, the following loans were made to Mr. Mashinsky for the purpose of either acquiring Shares or in order to satisfy margin calls issued to Governing Dynamics:

A.  On March 3, 2006, Ms. Lee loaned Mr. Mashinsky $3,500,000 for the purpose of acquiring 532,376 Shares. This loan was made pursuant to the terms of a Loan Agreement (the “Lee Loan Agreement”), described in the Original 13D and filed as Exhibit 7.1. On December 15, 2006, Mr. Mashinsky delivered to Ms. Lee a Confirmatory Negotiable Promissory Note (the “First Note”), filed as Exhibit 7.2, which sets forth the terms of the loan agreed to by the parties. Under the terms of the First Note: (a) the loan was due on May 31, 2007, (b) bears interest at the rate of 12% per annum commencing on January 1, 2007 and (c) Ms. Lee is entitled to 50% of the profit realized on any sale of the Shares acquired with the proceeds of this loan.

B.  On March 21, 2006, Ms Lee loaned Mr. Mashinsky $1,600,000 for the purpose of acquiring 243,371 Shares. This loan was made pursuant to the terms of the Lee Loan Agreement described in the Original 13D. On December 15, 2006, Mr. Mashinsky delivered to Ms. Lee a Confirmatory Negotiable Promissory Note (the “Second Note”), filed as Exhibit 7.3, which sets forth the terms of the loan agreed to by the parties. Under the terms of the Second Note: (a) the loan was due on May 31, 2007, (b) bears interest at the rate of 12% per annum commencing on January 1, 2007 and (c) Ms. Lee is entitled to 50% of the profit realized on any sale of the Shares acquired with the proceeds of this loan.

C.  On March 27, 2006, the Trust loaned Mr. Mashinsky $2,000,000 for the purpose of acquiring 304,214 Shares. This loan was made pursuant to the terms of a Loan Agreement (the “Trust Loan Agreement”), filed as Exhibit 7.4. On December 15, 2006, Mr. Mashinsky delivered to Ms. Lee a Confirmatory Negotiable Promissory Note (the “Third Note”), filed as Exhibit 7.5, which sets forth the terms of the loan agreed to by the parties. Under the terms of the Third Note: (a) the loan is due on December 31, 2007, (b) bears interest at the rate of 12% per annum commencing on January 1, 2007 and (c) Ms. Lee is entitled to 50% of the profit realized on any sale of the Shares acquired with the proceeds of this loan.

CUSIP NO. 03875P100	Page 6 of 12 Pages

D.  On May 23, 2006, Ms. Lee loaned Mr. Mashinsky $350,000 for the purpose of satisfying a margin call issued to Governing Dynamics by National Financial Services. On December 15, 2006, Mr. Mashinsky delivered to Ms. Lee a Confirmatory Negotiable Promissory Note (the “Fourth Note”), filed as Exhibit 7.6, which sets forth the terms of the loan agreed to by the parties. Under the terms of the Fourth Note: (a) the loan was due on April 30, 2007, and (b) bears interest at the rate of six percent per annum from the date of the loan through December 31, 2006 and 12% per annum thereafter. Ms. Lee is not entitled to any profit realized on the sale of the Shares upon repayment of this loan.

E.  On June 16, 2006, Ms Lee loaned Mr. Mashinsky $2,622,008.39 for the purpose of satisfying a margin call issued to Governing Dynamics by National Financial Services. On December 15, 2006, Mr. Mashinsky delivered to Ms. Lee a Confirmatory Negotiable Promissory Note (the “Fifth Note”, and collectively with the First Note, Second Note, Third Note and Fourth Note, the “Promissory Notes”)), filed as Exhibit 7.7, which sets forth the terms of the loan agreed to by the parties. Under the terms of the Fifth Note: (a) the loan was due on April 30, 2007, and (b) bears interest at the rate of six percent per annum from the date of the loan through December 31, 2006 and 12% per annum thereafter. Ms. Lee is not entitled to any profit realized on the sale of the Shares upon repayment of this loan.

In addition, Mr. Mashinsky and each of Ms. Lee and the Trust entered into those certain Confirmatory Pledge Agreements (the “Pledge Agreements”), each dated as of December 15, 2006, filed as Exhibits 7.8 and 7.9, respectively. Pursuant to the terms of the Pledge Agreements, Mr. Mashinsky pledged to Ms. Lee and the Trust, among other securities, all of the Shares acquired by the proceeds of the loans described in items (A)-(C) above and any additional Shares owned, directly or indirectly, by Mr. Mashinsky. 1,646,409 Shares are currently subject to such pledge arrangements.

Item 4.  Purpose of Transaction.

(a)  In the Original Schedule 13D, Mr. Mashinsky reported that the loans evidenced by the First, Second and Third Notes were used by Mr. Mashinsky and Governing Dynamics to purchase Shares. As consideration for such loans, the Reporting Persons acquired a 50% profit participation on the sale of such Shares. On June 7, 2007, the Reporting Persons issued a Notice of Default, attached as Exhibit 7.10, to Mr. Mashinsky due to his failure to pay accrued and unpaid interest due under the Promissory Notes on each of January 31, 2007, February 28, 2007, March 31, 2007, April 30, 2007 and May 31, 2007 and due to his failure to pay principal when due under certain of the Promissory Notes. The aggregate principal amount of the Promissory Notes in the amount of $10,072,008.39, together with accrued and unpaid interest and all costs and expenses, including without limitation, attorneys’ fees incurred by the Reporting Persons in connection with the collection or enforcement of the Promissory Notes is now due and owing.

CUSIP NO. 03875P100	Page 7 of 12 Pages

In addition, the Reporting Persons reserve (x) the right to take such further legal actions as they deem appropriate, (y) the right to foreclose on the Pledged Securities (as defined in the Pledge Agreements), whether by public or private foreclosure sale, and (z) their rights in the profit participation provided for under certain of the Promissory Notes. The letter issued to Mr. Mashinsky on June 7, 2007 indicated that such letter constitutes the five-day notice of foreclosure required to be provided under Section 6.4 of each of the Pledge Agreements.

(b)  The Reporting Persons may purchase or sell Shares, depending on the price and availability of Issuer’s securities, general economic and stock market conditions, tax considerations, subsequent developments affecting Issuer, the Reporting Persons’ evaluation of Issuer’s business and future prospects and likelihood of repayment of the Promissory Notes, issuer’s acceptance of the Reporting Persons as an investor in Issuer, and other considerations.

(c)  Other than as described in this Item 4, neither Reporting Person has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries; (iv) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in Issuer’s business or corporate structure; (vii) changes in Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a call of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to the Issuer, including any or all of the items set forth in paragraphs (i) through (x) above and any other actions, as they may determine.

Item 5.  Interest in Securities of the Company.

(a)  Neither Ms. Lee nor the Trust beneficially own any Shares. However, Ms. Lee and the Trust may be deemed to have the right to acquire beneficial ownership of an aggregate of 1,646,409 Shares, or approximately 6.4% of the Shares, as a result of their right to foreclose on the Shares as described in Item 4(a). This percentage is based upon 25,740,665 shares of the Issuer’s Common Stock issued and outstanding as of May 1, 2007.

(b)  Neither Ms. Lee nor the Trust has the sole or shared power to vote, direct the vote, dispose or direct the disposal of any Shares. Ms. Lee and the Trust may be deemed to have right to the shared power to vote, direct the vote, dispose or direct the disposal of 1,646,409 Shares, as a result of their right to foreclose on the Shares as described in Item 4(a).

CUSIP NO. 03875P100	Page 8 of 12 Pages

(c)  No Reporting Person has effected any transaction involving the Issuer’s securities during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Pursuant to the Lee Loan Agreement, the Trust Loan Agreement and the First, Second and Third Notes, Ms. Lee and the Trust are entitled to 50% of the profit realized on any sale of the Shares acquired with the proceeds of such loans.

As a result of the declaration of default under the Promissory Notes, the Reporting Persons are entitled to any dividend payments made by the Company with respect to the Shares which are pledged to the Reporting Persons. In addition, the Reporting Persons have the right and authority to exercise voting rights with respect to such Shares. The Reporting Persons have indicated that they will not exercise voting rights with respect to the Shares and that the right to vote such Shares will remain with the Mashinsky Group.

The information set forth in Items 3 and 4 of this statement is hereby incorporated by reference in this Item 6 as if more fully stated herein. Such information is not, however, intended to be a complete description of the documents set forth herein, and reference is made to the text of such documents, which are included as exhibits in Item 7.

Item 7.  Material to be filed as Exhibits

Exhibit No.	Exhibit
7.1

Loan Agreement, dated March 3, 2006, between Alex Mashinsky and Thai Lee (incorporated herein by reference to Exhibit B to the Schedule 13D for Issuer filed by Alex Mashinsky et al. on March 27, 2006).

7.2

Confirmatory Negotiable Promissory Note in the amount of $3,500,000 payable by Alex Mashinsky to Thai Lee (incorporated herein by reference to Exhibit F to Amendment No. 1 to the Schedule 13D for Issuer filed by Alex Mashinsky et al. on December 18, 2006).

7.3

Confirmatory Negotiable Promissory Note in the amount of $1,600,000 payable by Alex Mashinsky to Thai Lee (incorporated herein by reference to Exhibit G to Amendment No. 1 to the Schedule 13D for Issuer filed by Alex Mashinsky et al. on December 18, 2006).

7.4

Loan Agreement, dated March 21, 2006, between Alex Mashinsky and the Thai Lee GRAT Agreement A (incorporated herein by reference to Exhibit B to the Schedule 13D for Issuer filed by Alex Mashinsky et al. on March 27, 2006).

CUSIP NO. 03875P100	Page 9 of 12 Pages

7.5

Confirmatory Negotiable Promissory Note in the about of $2,000,000 payable by Alex Mashinsky to the Thai Lee 2003 GRAT Agreement A (incorporated herein by reference to Exhibit H to Amendment No. 1 to the Schedule 13D for Issuer filed by Alex Mashinsky et al. on December 18, 2006).

7.6

Confirmatory Negotiable Promissory Note in the amount of $350,000 payable by Alex Mashinsky to Thai Lee (incorporated herein by reference to Exhibit I to Amendment No. 1 to the Schedule 13D for Issuer filed by Alex Mashinsky et al. on December 18, 2006).

7.7

Confirmatory Negotiable Promissory Note in the amount of $2,622,008.39 payable by Alex Mashinsky to Thai Lee (incorporated herein by reference to Exhibit J to Amendment No. 1 to the Schedule 13D for Issuer filed by Alex Mashinsky et al. on December 18, 2006).

7.8

Confirmatory Pledge Agreement, dated as of December 15, 2006, between Alex Mashinsky and Thai Lee (incorporated herein by reference to Exhibit K to Amendment No. 1 to the Schedule 13D for Issuer filed by Alex Mashinsky et al. on December 18, 2006).

7.9

Confirmatory Pledge Agreement, dated as of December 15, 2006, between Alex Mashinsky and the Thai Lee 2003 GRAT A Trust (incorporated herein by reference to Exhibit L to Amendment No. 1 to the Schedule 13D for Issuer filed by Alex Mashinsky et al. on December 18, 2006).

7.10	Notice of Default, dated June 7, 2007, from counsel to Ms. Thai Lee to Alex Mashinsky.

CUSIP NO. 03875P100	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2007

/s/ Thai Lee_____________________
Thai Lee (individually)

THAI LEE 2003 GRAT AGREEMENT A

By: /s/ Thai Lee_____________________
Thai Lee, Trustee

SCHEDULE 13D

CUSIP NO. 03875P100	Page 11 of 12 Pages

EXHIBIT 7.10

[Orrick, Herrington & Sutcliffe LLP]

June 7, 2007

VIA CERTIFIED MAIL,

RETURN RECEIPT REQUESTED

Mr. Alex Mashinsky

510 Berkeley Square

Memphis, TN 38120

Re:  Ms. Thai Lee and the Thai Lee 2003 GRAT Agreement A

Dear Mr. Mashinsky:

Reference is made to our prior letter to you dated April 17, 2007 ("Prior Letter"). Capitalized terms used herein are used as used in the Prior Letter unless the context otherwise requires.

Pursuant to the terms of each of the Promissory Notes, accrued and unpaid interest was due on each of January 31, 2007, February 28, 2007, March 31, 2007, April 30, 2007 and May 31, 2007. However, we have been advised by our clients that, to date, no such payment has been made, and such non-payment constitutes an Event of Default under each of the Promissory Notes and a Default under each of the Pledge Agreements. Moreover, the Promissory Notes referred to in Items (a), (b), (d) and (e) of the Prior Letter are all past due.

Due to the foregoing breaches, the principal amount of the Promissory Notes, together with accrued and unpaid interest and all costs and expenses, including without limitation attorneys’ fees, incurred by the Lee Parties in connection with the collection and enforcement of the Promissory Notes is hereby declared to be immediately due and payable. Without waiving any of our clients’ rights under the Promissory Notes or Pledge Agreements, demand is hereby made that you immediately pay the outstanding principal amount and all accrued and unpaid interest due pursuant to the Promissory Notes to the Lee Parties.

In addition, our clients reserve (x) the right to take such further legal actions as they deem appropriate, (y) the right to foreclose by public or private foreclosure sale as the Lee Parties may deem appropriate on the Pledged Securities (as defined in the Pledge Agreements, and (z) their rights in the profit participation provided for under certain of the Promissory Notes. This letter shall also serve as the five-day notice required under Section 6.4 of each of the Pledge Agreements. Nothing herein

SCHEDULE 13D

CUSIP NO. 03875P100	Page 12 of 12 Pages

contained shall be deemed an acceptance by the Lee Parties of the Pledged Securities in satisfaction of the debt owed under the Promissory Notes.

I trust that you will give this matter your immediate attention.

Very truly yours,

George H. Wang

Cc:	Eaton & Van Winkle LLP

3 Park Avenue

New York, NY 10016

Attention: Joseph L. Cannella (By: Certified Mail, Return Receipt Requested)

Ms. Thai Lee

Michael C. Hefter, Esq.